

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2018

Ascher Shmulewitz
Chief Executive Officer
Therapix Biosciences Ltd.
4 Ariel Sharon Street
HaShahar Tower, 16th Floor
Givatayim 5320047, Israel

> **Re: Therapix Biosciences Ltd.**
> **Registration Statement on Form F-3**
> **Response dated July 10, 2018**
> **File No. 333-225745**

Dear Dr. Shmulewitz:

     We have reviewed your response dated July 10, 2018 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2018 letter.

Registration Statement on Form F-3 filed June 20, 2018

Description of Securities, page 8

1.   We note your response to our comment. Please revise your registration statement to disclose the existence of the arbitration provision and, if true, to state that the arbitration provision is not mandatory and does not prevent ADS holders or ordinary shareholders from pursuing claims under the United States federal securities laws. To the extent this is not correct, please explain in your response.

Ascher Shmulewitz
Therapix Biosciences Ltd.
July 13, 2018
Page 2

       Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

                                                                   Division of Corporation Finance
                                                  Office of Healthcare & Insurance

cc: Jeffrey Schultz